Table of Contents

As confidentially submitted to the Securities and Exchange Commission on April 6, 2026.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Tivic Health Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	81-4016391
(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1305 E. Houston Street, Building 1, Suite 311

San Antonio, TX 78205

(888) 276-6888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael K. Handley

Chief Executive Officer

Tivic Health Systems, Inc.

1305 E. Houston Street, Building 1, Suite 311

San Antonio, TX 78205

(888) 276-6888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher L. Tinen, Esq.

Snell & Wilmer L.L.P.

3611 Valley Centre Drive

Suite 500

San Diego, CA 92130

(858) 910-4809

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy the securities in any state where offers or sales are not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED APRIL 6, 2026

956,222 Shares of Common Stock

This prospectus relates to the offer and resale by Tumim Stone Capital, LLC (“Tumim” or the “Selling Stockholder”) of up to an aggregate of 956,222 shares (the “Shares”) of common stock, par value $0.0001 per share, of Tivic Health Systems, Inc. (the “Company”), consisting of (i) 519,210 shares of our common stock which we may sell and issue to Tumim from time to time pursuant to the Common Stock Purchase Agreement we entered into with Tumim on February 6, 2026 (the “Purchase Agreement”), and (ii) 437,012 shares of common stock issuable upon exercise of a pre-funded warrant to purchase 437,012 shares of common stock we issued to Tumim on February 6, 2026 as commitment pre-funded warrants (the “Commitment Pre-Funded Warrant”) in connection with execution of the Purchase Agreement. See the sections of this prospectus titled “The Tumim Transaction” for additional information regarding the Purchase Agreement and the transactions contemplated thereby and “Selling Stockholder” for additional information regarding Tumim.

We are registering the offer and sale of these securities to satisfy certain registration rights we have granted to Tumim. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares of common stock by the Selling Stockholder. However, we may receive gross proceeds of up to $50.0 million from the sales, if any, of shares of our common stock to the Selling Stockholder pursuant to the Purchase Agreement.

The Selling Stockholder may sell, or otherwise dispose of, the shares of common stock described in this prospectus in a number of different ways and at varying prices. The Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), in connection with the resale shares of our common stock under this prospectus and any broker-dealers or agents that are involved in such resales may be deemed to be “underwriters” within the meaning of the Securities Act in connection therewith. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See the section titled “Plan of Distribution” beginning on page 16 of this prospectus for additional information.

Our common stock is traded on The Nasdaq Capital Market tier of The Nasdaq Stock Market, LLC under the symbol “TIVC.” The last reported sale price of our common stock on the Nasdaq Capital Market on April 1, 2026 was $1.01 per share.

You should read this prospectus, together with additional information described under the headings “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” carefully before you invest in any of our securities.

We are an “emerging growth company” and a “smaller reporting company,” each as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. See the section titled “Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our securities involves a high degree of risk. Before making an investment decision, please read the section titled “Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                   .

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “Commission”) pursuant to which the Selling Stockholder may offer and sell, or otherwise dispose of, the shares of our common stock covered by this prospectus from time to time in one or more transactions, as described in the section titled “Plan of Distribution.”

This prospectus provides you with a general description of the securities that the Selling Stockholder may offer. We may add, update or change in a prospectus supplement any of the information contained in this prospectus or the documents incorporated by reference. For further information about our business and our securities, you should refer to the registration statement and the reports incorporated by reference in this prospectus, as described in “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference.” This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find Additional Information.”

You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. You should rely only on the information contained in this prospectus and in any prospectus supplement (including in any documents incorporated by reference herein or therein). You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or securities are sold on a later date. Neither we, nor the Selling Stockholder, have authorized any other person to provide you with different or additional information. Neither we, nor the Selling Stockholder, take responsibility for, nor can we provide assurance as to the reliability of, any other information that others may provide.

This prospectus may be used only in jurisdictions where offers and sales of these securities are permitted. Except as otherwise set forth in this prospectus, neither we nor the Selling Stockholder have taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management’s estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management’s estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management’s estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See the sections titled “Risk Factors” and “Cautionary Statement on Forward-Looking Statements.”

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Tivic Health Systems, Inc., the Tivic logo and other trademarks or service marks of Tivic appearing in this prospectus are the property of Tivic Health Systems, Inc. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision in our securities. Before investing in our securities, you should carefully read this prospectus, any applicable prospectus supplement, and any documents incorporated by reference, including the information contained under the heading “Risk Factors” beginning on page 9 in this prospectus and under similar headings in our recent Annual Report on Form 10-K for the fiscal year ended December 31, 2025 or our Current Reports on Form 8-K following the most recent Annual Report on Form 10-K before making an investment decision.

Business Overview

Tivic™ Health Systems, Inc. (the “Company,” “we,” “us,” “our,” “Tivic,” or “Tivic Health”) is a late-stage biopharmaceutical company whose lead program is Entolimod™. Entolimod is a recombinant TLR5 agonist with an extensive preclinical and clinical data package supporting development as a medical countermeasure (MCM) for Acute Radiation Syndrome (ARS) and it subsyndromes, as well as for adjunct therapy for oncology indications, such as neutropenia.

During fiscal year 2025, Tivic executed a deliberate and material strategic transformation: pivoting from a diversified bioelectronic medical device company to a focused biopharmaceutical company built around the TLR5 agonist franchise. In addition to securing worldwide exclusive license rights and options to Entolimod and its second-generation compound, Entolasta, in February 2025, Tivic established Velocity Bioworks™ in December 2025 as subsidiary contract development and manufacturing organization (CDMO) that is expected to support both Tivic and select third-party customers. At the same time, Tivic exited the consumer healthtech business and suspended its prescription bioelectronic product development efforts in order to focus resources fully on Entolimod development.

The Company is now focused on (1) advancing Entolimod and its next generation compound Entolasta™ through regulatory approval for acute radiation syndrome and into government procurement and (2) expanding Entolimod’s designations into oncology-related conditions, including neutropenia, thrombocytopenia and general and specific mucositis.

Strategic Acquisition and the Biologics Program

A cornerstone of this transition was the execution of an exclusive worldwide licensing agreement with Statera Biopharma, Inc. This agreement added Entolimod™, a late-stage Toll-like Receptor 5 (TLR5) agonist, to our clinical pipeline. We further expanded this portfolio by exercising our option for an exclusive license to the neutropenia indication for both Entolimod and our second-generation, immune-optimized candidate, Entolasta™.

These assets represent a high-value investment opportunity, having been the subject of over 40 clinical and preclinical trials supported by $140 million in prior capital, including $35.6 million in non-dilutive funding from the Department of Defense (DoD), DTRA, NASA, and the NIH. The FDA has recognized the clinical importance of Entolimod by granting it Fast Track and Orphan Drug designations for the prevention and treatment of Acute Radiation Syndrome (ARS).

Regulatory Pathway and Clinical Objectives

Our immediate operational priority is the validation of the manufacturing process required for the submission of a Biologics License Application (“BLA”) to the FDA. While the BLA is our primary domestic objective, we are also exploring opportunities for the emergency use of Entolimod in select international markets prior to formal U.S. commercialization.

Beyond ARS, we are leveraging our active IND application to initiate Phase 2 clinical studies targeting neutropenia and other oncology-related indications. Entolimod’s mechanism of action—activating the NF-κB pathway upstream of G-CSF—offers distinct therapeutic advantages. Clinical data (Krivokrysenko, et al., PLOS One, 2015) demonstrates that Entolimod not only stimulates hematopoiesis but also reduces apoptosis and accelerates tissue regeneration in the gastrointestinal tract. We believe these anti-apoptotic and prophylactic properties position our TLR5 agonists as compelling alternatives or adjunctive therapies to currently marketed G-CSF treatments.

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Divestment and Operational Realignment

To ensure the disciplined allocation of resources toward our high-growth biologics program, the Board of Directors approved the wind-down of the ClearUP business and the cessation of active research into non-invasive cervical vagus nerve stimulation (“ncVNS”). We expect the wind-down of the consumer business to be substantially complete by year-end. In connection with this exit, the Company incurred approximately $347,000 in charges during 2025, with an additional $20,000 to $50,000 expected to finalize the process. While we will generate minimal revenue during this transition, we are retaining all intellectual property associated with our bioelectronic research for future monetization.

Launch of Velocity Bioworks (CDMO)

In December 2025, the Company launched Velocity Bioworks, Inc., a wholly owned subsidiary operating as a CDMO. Velocity serves a dual strategic purpose: it de-risks our Entolimod commercialization plan by providing internal control over the manufacturing and validation timeline, and it creates a new vertical revenue by offering specialized services to external partners.

Velocity offers biomanufacturing development work, analytic support, and CGMP manufacturing capability.  While we are in the early stages of market entry, this integrated model is designed to drive operational efficiencies and provide a path toward diversified profitability.

Reverse Stock Splits

Reverse Stock Split - 2025

Effective March 7, 2025, the Company implemented a reverse stock split of the Company’s issued and outstanding shares of common stock at a ratio of 1-for-17. As a result of the reverse stock split, the total number of shares of common stock held by each stockholder of the Company was converted automatically into the number of shares of common stock equal to the number of issued and outstanding shares of common stock held by each such stockholder immediately prior to the reverse stock split divided by 17. No fractional shares were issued in connection with the reverse stock split, and any fractional shares resulting from the reverse stock split were rounded up to the nearest whole share. Also, all options, warrants, preferred stock and other convertible securities of the Company outstanding immediately prior to the reverse stock split were adjusted in accordance with the terms of the plans, agreements or arrangements governing such options, warrants and other convertible securities. There was no change to the par value, or authorized shares, of either the common stock or preferred stock, as a result of the reverse stock split.

Reverse Stock Split - 2023

Effective August 23, 2023, the Company implemented a reverse stock split of the Company’s issued and outstanding shares of common stock at a ratio of 1-for-100. As a result of the reverse stock split, the total number of shares of common stock held by each stockholder of the Company was converted automatically into the number of shares of our common stock equal to the number of issued and outstanding shares of common stock held by each such stockholder immediately prior to completion of the reverse stock split divided by 100. No fractional shares were issued in connection with the reverse stock split, and any fractional shares resulting from the reverse stock split were rounded up to the nearest whole share. Also, all options, warrants and other convertible securities of the Company outstanding immediately prior to the reverse stock split were adjusted in accordance with the terms of the plans, agreements or arrangements governing such options, warrants and other convertible securities and subject to rounding pursuant to such terms. There was no change to the par value, or authorized shares, of either the common stock or preferred stock, as a result of the reverse stock split.

All share and per share amounts for our common stock, as well as the number of shares of common stock issuable upon exercise of the options and warrants outstanding, and exercise prices thereof, from dates prior to completion of the prior reverse stock splits that are included in this registration statement, including the financial statements and footnotes thereto incorporated herein by reference, have been retroactively restated to give effect to the reverse stock splits.

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Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies. As a result:

•	we are required to have only two years of audited financial statements and only two years of management’s discussion and analysis of financial condition and results of operation in this prospectus;

•	we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and financial statements (i.e., an auditor discussion and analysis) compliance with new or revised accounting standards until they are made applicable to private companies;

•	we are not required to engage an auditor to provide an attestation to report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•	we are not required to comply with certain disclosure requirements related to executive compensation, such as the requirement to disclose the correlation between executive compensation and performance and the requirement to present a comparison of our Chief Executive Officer’s compensation to our median employee compensation; and

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say on pay,” “say on frequency” and “say on golden parachute arrangements.”

We may take advantage of these reduced reporting and other requirements until the earlier of (i) the last day of the first fiscal year following the fifth anniversary of the completion of this offering; (ii) the last day of the first fiscal year in which we have total annual gross revenue of at least $1.07 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such fiscal year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and the registration statement of which this prospectus is a part, and we may elect to take advantage of other reduced reporting requirements in the future. As a result, the information that we provide to our stockholders may be different than, and not comparable to, information presented by other public reporting companies.

We are also a “smaller reporting company” as defined in the Exchange Act and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. We may be a smaller reporting company even after we are no longer an emerging growth company.

Corporate Information

The Company was incorporated in California in September 2016 and reincorporated as a Delaware corporation in June 2021. Our principal executive offices are located at 1305 E. Houston St., Building 1, Suite 311, San Antonio, Texas 78205. Our telephone number is (888) 276-6888. Our website address is www.tivichealth.com. Information contained on, or that can be accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

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Risks Associated with this Offering

Our business and our ability to implement our business strategy are subject to numerous risks, as more fully described in the section of this prospectus titled “Risk Factors” and under similarly titled headings of the documents incorporated herein by reference. You should read these risks before you invest in our securities. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with this offering include:

•	It is not possible to predict the actual number of shares we will sell to Tumim under the Purchase Agreement, or the actual gross proceeds resulting from those sales.

•	The terms of the Purchase Agreement limit the amount of shares we may issue to Tumim, which may limit our ability to utilize the arrangement to enhance our cash resources.

•	Investors who buy shares at different times will likely pay different prices.

•	The issuance of common stock to Tumim may cause substantial dilution to our existing stockholders, and the sale of such shares acquired by Tumim could cause the price of our common stock to decline.

•	Our management will have broad discretion over the use of the net proceeds from our sale of shares of common stock to Tumim pursuant to the Purchase Agreement, if any, and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.

•	You may experience additional dilution as a result of future equity offerings.

The Tumim Transaction

On February 6, 2026, we entered into the Purchase Agreement with Tumim, pursuant to which, upon effectiveness of the registration statement that includes this prospectus, we will have the right, but not the obligation, to sell to Tumim, and Tumim will have the obligation to purchase from us, up to $50.0 million (the “ELOC Value”) of shares of our common stock (the “Put Shares”), from time to time over the 24-month term of the Purchase Agreement, subject to certain conditions precedent and other limitations.

Unless earlier terminated, the Purchase Agreement will remain in effect until the earliest of: (a) the first day of the calendar month immediately following the 24-month anniversary of the Effective Date (as defined in the Purchase Agreement); (b) the date on which Tumim has purchased an aggregate number of shares of common stock equal to the ELOC Value; (c) the date on which our common stock shall have failed to be listed or quoted on the Nasdaq Capital Market or other nationally recognized securities exchange; and (d) the date on which the Company is subject to a bankruptcy pursuant to applicable bankruptcy laws (such period, the “Commitment Period”). We have the right to terminate the Purchase Agreement at any time, subject to the limitations set forth in the Purchase Agreement.

During the Commitment Period, we will have the right, but not the obligation, to direct Tumim to purchase the Put Shares by delivering written notice to Tumim (a “Put Notice”) on any trading day to purchase a number of Put Shares pursuant to a formula set forth in the Purchase Agreement. If we elect to use a one-day valuation period in the Put Notice (the “One-Day Valuation Period”), the purchase price for the Put Shares under the Purchase Agreement will be equal to 97% of the volume-weighted average price (“VWAP”) of our common stock on any trading day during such One-Day Valuation Period, subject to adjustment as provided in the Purchase Agreement, following receipt of the Put Shares by Tumim. If we elect to use a One-Day Valuation Period to determine the VWAP Purchase Price in the Put Notice, such Put Notice shall direct Tumim to purchase Put Shares in an amount not to exceed the lesser of (i) 15% of the daily trading volume of the common stock on the VWAP Purchase Exercise Date (as defined in the Purchase Agreement), or (ii) the quotient (rounded to the nearest whole number) obtained by dividing (x) $1,000,000 by (y) the VWAP on the VWAP Purchase Exercise Date (in each case to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction during the applicable period) (the “One-Day Maximum Amount”).

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If we elect to use a three-day valuation period in the Put Notice (the “Three-Day Valuation Period”), the purchase price for the Put Shares under the Purchase Agreement will be equal to 95% of the lowest daily VWAP of our common stock on any trading day during such Three-Day Valuation Period, subject to adjustment as provided in the Purchase Agreement, following receipt of the Put Shares by Tumim. If we elect to use a Three-Day Valuation Period to determine the VWAP Purchase Price in the Put Notice, such Put Notice shall direct Tumim to purchase Put Shares in an amount not to exceed the lesser of (i) 40% of the daily trading volume of the common stock on the VWAP Purchase Exercise Date, or (ii) the quotient (rounded to the nearest whole number) obtained by dividing (x) $2,500,000 by (y) the VWAP on the VWAP Purchase Exercise Date (in each case to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction during the applicable period (the “Three-Day Maximum Amount” and, together with the One-Day Maximum Amount, the “Maximum Amounts” and, each, a “Maximum Amount”).

In addition to the applicable Maximum Amount limitations, Tumim’s obligation to purchase Put Shares is subject to a 4.99% beneficial ownership blocker (which may be increased to 9.99% at the election of Tumim). On February 20, 2026, Tumim elected to increase the beneficial ownership limitation from 4.99% to 9.99% to be effective April 21, 2026. Additionally, pursuant to the Purchase Agreement, we may not sell or issue to Tumim more than 506,848 shares of our common stock, representing 19.99% of the number of shares of our common stock issued and outstanding immediately prior to execution of the Purchase Agreement (such maximum number of shares, the “Exchange Cap”), unless and until we obtain stockholder approval to issue additional shares, in accordance with applicable Nasdaq rules.

Actual sales of shares of our common stock, if any, to Tumim under the Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including, among others, market conditions, the trading price of our common stock and determinations by us as to the appropriate sources of funding for the Company and our operations. The net proceeds to the Company from sales of our common stock to Tumim under the Purchase Agreement, if any, will depend on the frequency and prices at which we sell shares to Tumim under the Purchase Agreement.

As consideration for Tumim’s commitment to purchase shares of our common stock under the Purchase Agreement, we issued Tumim a pre-funded warrant to purchase 437,012 shares of common stock (the “Commitment Pre-Funded Warrant”).

In connection with the Purchase Agreement, we entered into a registration rights agreement with Tumim (the “Registration Rights Agreement”), pursuant to which we agreed to register for resale under the Securities Act the shares of our common stock that may be issued to Tumim under the Purchase Agreement, including the shares of common stock underlying the Commitment Pre-Funded Warrant.

The Purchase Agreement and Registration Rights Agreement contain customary representations, warranties, covenants and agreements, as well as customary conditions to Tumim’s obligation to purchase the Put Shares. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

We do not know what the purchase price for our common stock will be, and therefore cannot be certain as to the number of shares we might issue to Tumim under the Purchase Agreement after the date of this prospectus. As of February 5, 2026, immediately prior to execution of the Purchase Agreement and issuance of the Commitment Pre-Funded Warrant to Tumim, there were 2,535,509 shares of our common stock outstanding. Although the Purchase Agreement provides that we may sell up to an aggregate of $50.0 million of shares of our common stock to Tumim, only 956,222 shares of our common stock are being registered for resale under this prospectus, which represents (i) 519,210 shares of our common stock that we may issue and sell to Tumim in the future under the Purchase Agreement, if and when we elect to sell shares of our common stock to Tumim under the Purchase Agreement, and (ii) the 437,012 shares of common stock issuable to Tumim upon exercise of the Commitment Pre-Funded Warrant. Depending on the market prices of our common stock at the time we elect to issue and sell shares of our common stock to Tumim under the Purchase Agreement, we may need to register for resale under the Securities Act additional shares of our common stock in order to receive aggregate gross proceeds equal to the $50.0 million total commitment available to us under the Purchase Agreement. If all of such 956,222 shares of our common stock offered hereby were issued and outstanding as of the date of this prospectus, such shares would represent approximately 24.94% of the total number of outstanding shares of common stock. If we elect to issue and sell to Tumim under the Purchase Agreement more than the 956,222 shares of our common stock (other than shares of common stock issuable to Tumim upon exercise of the Commitment Pre-Funded Warrant) being registered for resale by Tumim under this prospectus (assuming we have the right to do so under Nasdaq rules), which we have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional shares of our common stock, which could cause additional substantial dilution to our stockholders. The number of shares of our common stock ultimately offered for sale by Tumim is dependent upon the number of shares we sell to Tumim under the Purchase Agreement.

Issuances of our common stock to Tumim under the Purchase Agreement will not affect the rights or privileges of our existing stockholders, except insofar as the economic and voting interests of each of our existing stockholders are diluted as a result of any such issuance. Although the number of shares of our common stock that our existing stockholders own will not decrease, the shares of our common stock owned by our existing stockholders will represent a smaller percentage of the total outstanding shares of our common stock after any such issuance of shares of our common stock to Tumim under the Purchase Agreement.

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THE OFFERING

Shares offered by the Selling Stockholder	Up to an aggregate of 956,222 shares of our common stock, consisting of (i) 519,210 shares of common stock that we may sell to Tumim pursuant to the Purchase Agreement from time to time after the registration statement that includes this prospectus is declared effective; and (ii) 437,012 shares of common stock issuable upon exercise of the Commitment Pre-Funded Warrant.

Common stock outstanding prior to this offering	2,877,926 shares of common stock.

Common stock to be outstanding after this offering	3,834,148 shares of common stock.(1)

Use of proceeds	The Selling Stockholder will receive all of the proceeds from the sale of the shares offered for sale by it under this prospectus. We will not receive proceeds from the sale of the shares by the Selling Stockholder. However, we will receive proceeds from the sales, if any, of shares of our common stock to the Selling Stockholder under the Purchase Agreement. We cannot predict the number or value of the shares that we will sell to the Selling Stockholder pursuant to the Purchase Agreement. Any proceeds we receive are expected to be used for general corporate purposes, including operating expenses, capital expenditures and working capital. See “Use of Proceeds.”

Risk factors	Investment in our securities involves a high degree of risk and could result in a loss of your entire investment. You should read the section titled “Risk Factors” beginning on page 9 of this prospectus and the other information included or incorporated by reference into this prospectus for a discussion of factors to consider carefully before deciding to invest in our securities.

Market symbol and trading	Our common stock is listed on the Nasdaq Capital Market under the ticker symbol “TIVC.”

(1)   Except as otherwise indicated herein, the number of shares of our common stock to be outstanding after this offering is based on 2,877,926 shares of common stock outstanding as of April 1, 2026, which excludes:

•	392,494 shares of common stock issuable upon exercise of outstanding options to purchase shares of common stock outstanding, with a weighted-average exercise price of approximately $8.00 per share;

•	8,513,550 shares of common stock issuable upon exercise of outstanding warrants to purchase shares of common stock, with a weighted-average exercise price of approximately $3.12 per share;

•	39,981 shares of common stock issuable upon settlement of outstanding restricted stock units;

•	237, 200 shares of common stock issuable upon conversion of outstanding shares of our Series A Non-Voting Convertible Preferred Stock;
•	2,748,549 shares of common stock issuable upon conversion of outstanding shares of our Series B Non-Voting Convertible Preferred Stock;
•	15,996,347 shares of common stock issuable upon conversion of outstanding shares of our Series C Non-Voting Convertible Preferred Stock; and

•	219,566 shares of common stock reserved for future issuance under our amended and restated 2021 Equity Incentive Plan (the “A&R 2021 Plan”).

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain “forward-looking” statements, as such term is defined by the Commission in its rules, regulations and releases, which represent our expectations or beliefs, including but not limited to, statements concerning our operations, economic performance, financial condition, growth and acquisition strategies, investments, and future operational plans. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intent,” “could,” “estimate,” “might,” “plan,” “predict” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements, by their nature, involve substantial risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors, including uncertainty related to acquisitions, governmental regulation, managing and maintaining growth, the operations of the Company, volatility of stock price, commercial viability of our product candidates and any other factors discussed in this and other registrant filings with the Commission.

These risks and uncertainties and other factors include, but are not limited to those set forth under “Risk Factors” of this prospectus. Given these risks and uncertainties, readers are cautioned not to place undue reliance on our forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Except as otherwise required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this prospectus or in the documents we incorporate by reference, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

This prospectus contains forward-looking statements, including statements regarding, among other things:

•	our anticipated needs for working capital;

•	our ability to secure additional financing;

•	our ability to continue as a going concern;

•	our ability to sell shares of our common stock to Tumim pursuant to the terms of the Purchase Agreement, and in accordance with applicable Nasdaq rules, and our ability to register and maintain the registration of the shares issued and issuable thereunder;

•	our business plans and strategies, including our product development efforts;

•	regulatory or legal developments in the United States and other countries;

•	the level of expenses related to our product development and operations;

•	our efforts to expand our products and our business; and

•	our ability to maintain compliance with the listing requirements of the Nasdaq Capital Market.

Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under the section of this prospectus titled “Risk Factors” and matters described in prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur. We caution you not to place undue reliance on these forward-looking statements. In addition to the information expressly required to be included in this prospectus, we will provide such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

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RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below, as well as those described under “Risk Factors” contained in our most recent Annual Report on Form 10-K, and in our updates to those Risk Factors included in our Quarterly Reports on Form 10-Q or Current Reports on Form 8-K following the most recent Annual Report on Form 10-K, and in all other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, before deciding whether to invest in our securities. The occurrence of any of the events or developments described below and in our filings with the Commission could harm our business, financial condition, operating results, and/or growth prospects.

The risks described below and in our filings with the Commission are not the only ones facing us. Our business is also subject to the risks that affect many other companies, such as competition, labor relations, general economic conditions, inflation, supply chain constraints, geopolitical changes, and international operations. We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business operations and our liquidity. The risks described below and in our filings with the Commission could cause our actual results to differ materially from those contained in the forward-looking statements we have made in this prospectus, the information incorporated herein by reference, and those forward-looking statements we may make from time to time. You should understand that it is not possible to predict or identify all such factors. This prospectus is qualified in its entirety by these risk factors.

It is not possible to predict the actual number of shares we will sell to Tumim under the Purchase Agreement, if any, or the actual gross proceeds resulting from those sales.

Tumim has committed to purchase up to $50.0 million of shares of our common stock, subject to certain limitations and conditions set forth in the Purchase Agreement. The shares of our common stock that may be issued under the Purchase Agreement may be sold by us to Tumim at our discretion from time to time throughout the term of the agreement. We generally have the right to control the timing and amount of any sales of our shares of common stock to Tumim under the Purchase Agreement. Sales of our common stock, if any, to Tumim under the Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Tumim all, some or none of the shares of our common stock that may be available for us to sell to Tumim pursuant to the Purchase Agreement.

Because the per share purchase price that Tumim will pay for shares of our common stock in any transaction that we may elect to effect pursuant to the Purchase Agreement will be equal to (i) 97% of the lowest VWAP of our common stock on the one trading day during a One-Day Valuation Period, or (ii) 95% of the lowest VWAP of our common stock on any trading day during a Three-Day Valuation Period, immediately after receipt of the Put Shares by Tumim (subject to adjustment as provided in the Purchase Agreement), as of the date of this prospectus, it is not possible for us to predict the number of shares of common stock that we will sell to Tumim under the Purchase Agreement, the purchase price per share that Tumim will pay for shares purchased from us under the Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by Tumim under the Purchase Agreement.

Additionally, although the Purchase Agreement provides that we may sell up to an aggregate of $50.0 million of shares of our common stock to Tumim, only 956,222 shares of our common stock issuable pursuant to the Purchase Agreement are being registered under the Securities Act for resale by Tumim under the registration statement that includes this prospectus. In order to utilize the full value of the Purchase Agreement, we must first obtain stockholder approval to issue shares of common stock in excess of the Exchange Cap under the Purchase Agreement in accordance with applicable Nasdaq rules.

If it becomes necessary for us to issue and sell to Tumim under the Purchase Agreement more than the 956,222 shares of our common stock being registered for resale by Tumim under the registration statement that includes this prospectus in order to receive aggregate gross proceeds equal to $50.0 million under the Purchase Agreement, we must first file with the Commission one or more additional registration statements to register any such additional shares of our common stock we wish to sell to Tumim from time to time under the Purchase Agreement, which the Commission must declare effective, in each case before we may elect to sell any additional shares of our common stock to Tumim under the Purchase Agreement.

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The terms of the Purchase Agreement limit the amount of shares we may issue to Tumim, which may limit our ability to utilize the arrangement to enhance our cash resources.

The Purchase Agreement includes restrictions on our ability to sell shares of our common stock to Tumim, including the Exchange Cap, and, subject to specified limitations, if a sale would cause Tumim to beneficially own more than 4.99% of our issued and outstanding shares of common stock. Accordingly, we cannot guarantee that we will be able to sell the full number of shares that Tumim has committed to purchase, or any shares at all. If we cannot sell the full amount of shares that Tumim has committed to purchase because of these limitations, we may be required to utilize more costly and time-consuming means of accessing the capital markets, which could materially adversely affect our liquidity and cash position.

Investors who buy shares at different times will likely pay different prices.

We will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold to Tumim pursuant to the Purchase Agreement. If and when we do elect to sell shares of our common stock to Tumim pursuant to the Purchase Agreement, after Tumim has acquired such shares, Tumim may resell all, some or none of such shares at any time, or from time to time, in its discretion and at different prices. As a result, investors who purchase shares from Tumim in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution, and in some cases substantial dilution, and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from Tumim in this offering as a result of future sales made by Tumim to purchasers or by us to Tumim at prices lower than the prices such investors paid for their shares in this offering.

The issuance of common stock to Tumim may cause substantial dilution to our existing stockholders, and the sale of such shares acquired by Tumim could cause the price of our common stock to decline.

We are registering for resale by Tumim 956,222 shares of our common stock, consisting of 519,210 shares that we may issue and sell to Tumim under the Purchase Agreement and an additional 437,012 shares of common stock issuable to Tumim upon exercise of the Commitment Pre-Funded Warrant. If Tumim sells, or the market perceives that Tumim intends to sell, a substantial number of shares of our common stock in the public market, the price of our common stock may decline. The shares of common stock offered under this prospectus represent a significant number of shares in comparison to the number of shares of our common stock currently outstanding, and if sold in the market all at once or at approximately the same time, could depress the market price of our common stock. Additionally, such conditions may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Our management will have broad discretion over the use of the net proceeds from our sale of shares of common stock to Tumim pursuant to the Purchase Agreement, if any, and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.

We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares of our common stock by Tumim. However, we will receive proceeds from the sales, if any, of shares of our common stock to Tumim under the Purchase Agreement. Our management will have broad discretion as to the use of the net proceeds from our sale of shares of common stock to Tumim pursuant to the Purchase Agreement, and we could use them for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flows.

You may experience additional dilution as a result of future equity offerings.

In order to raise additional capital, we may sell additional shares of our common stock or other securities convertible into or exchangeable for our common stock. The price per share at which we sell additional shares of our common stock, or securities convertible or exchangeable into common stock, in future transactions may be lower than the price per share that you purchase the shares of common stock being offered hereunder by the selling stockholders.

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THE TUMIM TRANSACTION

The following provides a summary of the Purchase Agreement entered into with the Selling Stockholder pursuant to which it may in the future purchase from us the shares of our common stock being registered hereby for resale by the Selling Stockholder. The following summary of such transactions does not purport to be complete and is subject to, and qualified in its entirety by reference to, the forms of transaction documents entered into in connection with such transaction, which are filed as exhibits to the registration statement of which this prospectus is a part and which are incorporated herein by reference. You should carefully read this entire prospectus, including the information incorporated herein by reference.

General

On February 6, 2026, we entered into the Purchase Agreement with Tumim, pursuant to which, upon effectiveness of the registration statement that includes this prospectus, we will have the right, but not the obligation, to sell to Tumim, and Tumim will have the obligation to purchase from us, up to the applicable Maximum Amount of Put Shares from time to time over the term of the Purchase Agreement.

Unless earlier terminated, the Purchase Agreement will remain in effect during the Commitment Period. We have the right to terminate the Purchase Agreement at any time, subject to the limitations set forth in the Purchase Agreement.

During the Commitment Period, we will have the right, but not the obligation, to direct Tumim to purchase the Put Shares by delivering a Put Notice on any trading day to purchase a number of Put Shares pursuant to a formula set forth in the Purchase Agreement. If we elect to use a One-Day Valuation Period in the Put Notice, the purchase price for the Put Shares will be equal to 97% of the VWAP of our common stock on any trading day during such One-Day Valuation Period, subject to adjustment as provided in the Purchase Agreement, following receipt of the Put Shares by Tumim. If we elect to use a One-Day Valuation Period to determine the VWAP Purchase Price in the Put Notice, such Put Notice shall direct Tumim to purchase Put Shares in an amount not to exceed the One-Day Maximum Amount.

If we elect to use a Three-Day Valuation Period in the Put Notice, the purchase price for the Put Shares under the Purchase Agreement will be equal to 95% of the lowest daily VWAP of our common stock on any trading day during such Three-Day Valuation Period, subject to adjustment as provided in the Purchase Agreement, following receipt of the Put Shares by Tumim. If we elect to use a Three-Day Valuation Period to determine the VWAP Purchase Price in the Put Notice, such Put Notice shall direct Tumim to purchase Put Shares in an amount not to exceed the Three-Day Maximum Amount.

In addition to the applicable Maximum Amount limitations, Tumim’s obligation to purchase Put Shares is subject to a 4.99% beneficial ownership blocker (which may be increased to 9.99% at the election of Tumim). On February 20, 2026, Tumim elected to increase the beneficial ownership limitation from 4.99% to 9.99% to be effective April 21, 2026. Additionally, pursuant to the Purchase Agreement, we may not sell or issue to Tumim more than 506,848 shares of our common stock, representing the maximum number of shares that may be issued under the Exchange Cap, unless and until we obtain stockholder approval to issue additional shares, in accordance with applicable Nasdaq rules.

Actual sales of shares of our common stock, if any, to Tumim under the Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including, among others, market conditions, the trading price of our common stock and determinations by us as to the appropriate sources of funding for the Company and our operations. The net proceeds to the Company from sales of our common stock to Tumim under the Purchase Agreement, if any, will depend on the frequency and prices at which we sell shares to Tumim under the Purchase Agreement.

As consideration for Tumim’s commitment to purchase shares of our common stock under the Purchase Agreement, we issued Tumim the Commitment Pre-Funded Warrant.

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The Purchase Agreement contains certain representations, warranties, covenants and events of default. There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement, except we are prohibited (with certain specified exceptions) from effecting or entering into an “equity line of credit” or substantially similar transaction or a variable rate transaction during the term of the Purchase Agreement without the prior written consent of Tumim.

We have the right to terminate the Purchase Agreement at any time, at no cost or penalty, upon written notice to Tumim except during any time that Tumim holds any shares.

Pursuant to the Registration Rights Agreement, we agreed to use our reasonable best efforts to cause the registration statement of which this prospectus constitutes a part to become effective and to remain continuously effective until the earlier of: (i) the date on which Tumim shall have sold all of the Shares and (ii) the date of termination of the Purchase Agreement if, as of such termination date, Tumim holds no Shares (or, if applicable, the date on which such securities cease to be registrable after the date of termination of the Purchase Agreement).

Additional information with respect to the Purchase Agreement, the Shares, and the Registration Rights Agreement is contained in this prospectus under the heading “Selling Stockholder” and in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 9, 2026.

Effect of Performance of the Purchase Agreement on our Stockholders

As of February 5, 2026, immediately prior to execution of the Purchase Agreement and issuance of the Commitment Pre-Funded Warrant to Tumim, there were 2,535,509 shares of our common stock outstanding. Although the Purchase Agreement provides that we may sell up to an aggregate of $50.0 million of shares of our common stock to Tumim, only 956,222 shares of our common stock are being registered for resale under this prospectus, which represents (i) 519,210 shares of our common stock that we may issue and sell to Tumim in the future under the Purchase Agreement, if and when we elect to sell shares of our common stock to Tumim under the Purchase Agreement, and (ii) 437,012 shares of common stock issuable upon exercise of the Commitment Pre-Funded Warrant.

We do not know what the Purchase Price for our common stock will be or whether there will occur an exception to the Exchange Cap, and therefore cannot be certain as to the number of shares we might sell and issue to Tumim under the Purchase Agreement after the date of this prospectus. Depending on the market prices of our common stock at the time we elect to issue and sell shares of our common stock to Tumim under the Purchase Agreement, and assuming we receive stockholder approval to remove the Exchange Cap, we may need to register for resale under the Securities Act additional shares of our common stock in order to receive aggregate gross proceeds equal to the $50.0 million total commitment available to us under the Purchase Agreement. If all of 956,222 shares of our common stock offered hereby were issued and outstanding as of the date of this prospectus, such shares would represent approximately 24.94% of the total number of outstanding shares of our common stock. If we elect to issue and sell to Tumim under the Purchase Agreement more than 956,222 shares of our common stock (other than shares of common stock issuable upon exercise of the Commitment Pre-Funded Warrant) being registered for resale by Tumim under this prospectus (assuming we have the right to do so under Nasdaq rules), which we have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional shares of our common stock, which could cause additional substantial dilution to our stockholders. The number of shares of our common stock ultimately offered for sale by Tumim will be dependent upon the number of shares we sell to Tumim under the Purchase Agreement.

Issuances of our common stock to Tumim under the Purchase Agreement will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of our common stock that our existing stockholders own will not decrease, the shares of our common stock owned by our existing stockholders will represent a smaller percentage of the total outstanding shares of our common stock after any such issuance of shares of our common stock to Tumim under the Purchase Agreement.

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USE OF PROCEEDS

The Selling Stockholder will receive all of the proceeds from the sale of the shares offered for sale by it under this prospectus. We will not receive proceeds from the sale of the shares by the Selling Stockholder. However, we will receive proceeds from the sales, if any, of shares of our common stock to the Selling Stockholder under the Purchase Agreement.

We cannot predict the number or value of the shares that we will sell to the Selling Stockholder pursuant to the Purchase Agreement. We currently intend to use any proceeds that we receive from the sales of shares to the Selling Stockholder pursuant to the Purchase Agreement for general corporate purposes, including operating expenses, capital expenditures and working capital. We have broad discretion in determining how the proceeds we receive, if any, will be used, and our discretion is not limited by the aforementioned possible uses. As we are unable to predict the timing or amount of potential issuances of the shares of our common stock issuable pursuant to the Purchase Agreement, we cannot specify with certainty all of the particular uses for the net proceeds that we will have from the sale of such shares. We may use the proceeds for purposes that are not contemplated at the time of this offering. It is possible that no shares will be issued under the Purchase Agreement.

We will incur all costs associated with this prospectus and the registration statement of which it is a part.

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SELLING STOCKHOLDER

This prospectus relates to the resale from time to time by Tumim of any or all of the shares of common stock that have been and may be issued by us to Tumim under the Purchase Agreement. For additional information regarding the issuance of our common stock covered by this prospectus, see the section titled “The Tumim Transaction” above. We are registering the shares of common stock included in this prospectus pursuant to the provisions of the Registration Rights Agreement to permit the Selling Stockholder to offer the Shares included in this prospectus for resale from time to time. Except as set forth in the Purchase Agreement, the Registration Rights Agreement, and in Item 15, “Recent Sales of Unregistered Securities” of the registration statement of which this prospectus forms a part, Tumim has not had any material relationship with us within the past three years.

The table below presents information regarding the Selling Stockholder and the Shares that may be resold by the Selling Stockholder from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Stockholder, and reflects holdings as of April 1, 2026. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the Shares being offered for resale by the Selling Stockholder under this prospectus. The Selling Stockholder may sell some, all, or none of the Shares being offered for resale in this offering.

We do not know how long the Selling Stockholder will hold the Shares before selling them or whether they will sell them at all, and, except as set forth in the section titled “Plan of Distribution” in this prospectus, we are not currently aware of any existing agreements, arrangements or understandings between the Selling Stockholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our common stock being offered for resale by this prospectus by the Selling Stockholder.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Exchange Act, and includes shares of common stock with respect to which the Selling Stockholder has sole or shared voting and investment power. The percentage of shares of common stock beneficially owned by the Selling Stockholder prior to the offering shown in the table below is based on an aggregate of 2,877,926 shares of our common stock outstanding on April 1, 2026. Because the purchase price of the Shares of common stock issuable under the Purchase Agreement is determined on each VWAP Purchase Date, with respect to a VWAP Purchase (as defined in the Purchase Agreement), the number of Shares that may actually be sold by the Company under the Purchase Agreement may be fewer than the number of Shares being offered for resale by this prospectus. The fourth column assumes the sale of all of the Shares offered for resale by the Selling Stockholder pursuant to this prospectus.

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	Number of Shares of Common Stock Owned Prior to this Offering		Maximum Number of Shares of Common Stock to be Offered Pursuant to this	Maximum Number of Shares of Common Stock Owned After this Offering
Name of Selling Stockholder	Number(1)	Percent(2)	Prospectus	Number(3)	Percent(2)
Tumim Stone Capital, LLC(4)	437,012(5)	*	956,222	437,012	15%

*	Represents less than 1.0%.

(1)	In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the shares that Tumim may be required to purchase under the Purchase Agreement, because the issuance of such shares is solely at our discretion and is subject to conditions contained in the Purchase Agreement, the satisfaction of which are entirely outside of Tumim’s control, including the registration statement that includes this prospectus becoming and remaining effective. Furthermore, the VWAP Purchases of common stock are subject to certain agreed upon maximum amount limitations set forth in the Purchase Agreement. Also, the Purchase Agreement prohibits us from issuing and selling any shares of our common stock to Tumim to the extent such shares, when aggregated with all other shares of our common stock then beneficially owned by Tumim, would cause Tumim’s beneficial ownership of our common stock to exceed 4.99%. The Purchase Agreement also prohibits us from issuing or selling shares of our common stock under the Purchase Agreement in excess of a 19.99% exchange cap unless we obtain stockholder approval to do so, or unless sales of common stock are made at a price equal to or greater than $0.8581 per share, such that the exchange cap limitation would not apply under applicable Nasdaq rules. Neither the beneficial ownership limitation nor the exchange cap (to the extent applicable under Nasdaq rules) may be amended or waived under the Purchase Agreement.

(2)	Applicable percentage ownership is based on 2,877,926 shares of our common stock outstanding as of April 1, 2026.

(3)	Assumes the sale of all shares being offered pursuant to this prospectus.

(4)	The business address of Tumim is 2 Wooster Street, 2nd Floor, New York, New York 10013. Tumim’s principal business is that of a private investor. Maier Joshua Tarlow is the manager of 3i Management, LLC, the general partner of 3i, LP, which is the sole member of Tumim, and has sole voting control and investment discretion over securities beneficially owned directly by Tumim and indirectly by 3i Management, LLC and 3i, LP. 3i Management, LLC is also the manager of Tumim. We have been advised that none of Mr. Tarlow, 3i Management, LLC, 3i, LP, or Tumim is a member of the Financial Industry Regulatory Authority (“FINRA”) or an independent broker-dealer, or an affiliate or associated person of a FINRA member or independent broker-dealer. The foregoing should not be construed in and of itself as an admission by Mr. Tarlow as to beneficial ownership of the securities beneficially owned directly by Tumim and indirectly by 3i Management, LLC and 3i, LP.

(5)	Consists of 437,012 shares of common stock issuable upon the exercise of a pre-funded warrant issued to Tumim on February 6, 2026 as commitment warrants in connection with the Purchase Agreement.

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PLAN OF DISTRIBUTION

The shares of common stock offered by this prospectus are being offered by the Selling Stockholder. The shares may be sold or distributed from time to time by the Selling Stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the shares of our common stock offered by this prospectus could be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

The Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act in connection with the resale shares of our common stock under this prospectus. The Selling Stockholder has informed us that it intends to use one or more registered broker-dealers or agents to effectuate all sales, if any, of our common stock that it has acquired and may in the future acquire from us pursuant to the Purchase Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such registered broker-dealer or agent may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. The Selling Stockholder has informed us that each such broker-dealer or agent will receive commissions from it that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of the shares of our common stock offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the shares sold by the Selling Stockholder through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of shares of our common stock sold by the selling stockholder may be less than or in excess of customary commissions. Neither we nor the selling stockholder can presently estimate the amount of compensation that any agent will receive from any purchasers of shares of our common stock sold by the Selling Stockholder.

We know of no existing arrangements between the Selling Stockholder or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our common stock offered by this prospectus.

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We may from time to time file with the Commission one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the Selling Stockholder, including the names of any brokers, dealers, underwriters or agents participating in the distribution of such shares by the Selling Stockholder, any compensation paid by the Selling Stockholder to any such brokers, dealers, underwriters or agents, and any other required information.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of the shares of our common stock covered by this prospectus by the Selling Stockholder, and have agreed to reimburse the Selling Stockholder for the fees and disbursements of its counsel incurred in connection therewith. As consideration for its irrevocable commitment to purchase our common stock under the Purchase Agreement, we have agreed to pay Tumim a commitment fee equal to $375,000, which is payable, at our election, in cash or shares of our common stock and pre-funded warrants. We also have agreed to reimburse the Selling Stockholder for the fees and disbursements of its counsel, payable upon execution of the Purchase Agreement.

We also have agreed to indemnify the Selling Stockholder and certain other persons against certain liabilities in connection with the offering of shares of our common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. The Selling Stockholder has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by the Selling Stockholder specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the Commission this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

We estimate that the total expenses for the offering will be approximately $_______.

The Selling Stockholder has represented to us that at no time prior to the date of the Purchase Agreement has the Selling Stockholder or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock or any hedging transaction, which establishes a net short position with respect to our common stock. The Selling Stockholder has agreed that during the term of the Purchase Agreement, neither the Selling Stockholder , nor any of its agents, representatives or affiliates will enter into or effect, directly or indirectly, any of the foregoing transactions.

We have advised the Selling Stockholder that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all shares of our common stock offered by this prospectus have been sold by the Selling Stockholder.

Our common stock is currently listed on the Nasdaq Capital Market under the symbol “TIVC.”

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LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Snell & Wilmer L.L.P., San Diego, California.

EXPERTS

Rosenberg Rich Baker Berman, P.A., the Company’s independent registered public accounting firm, has audited the Company’s financial statements at December 31, 2025 and 2024, and for the years then ended, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern), which is incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance on Rosenberg Rich Baker Berman P.A.’s report, given on the authority of such firm as experts in accounting and auditing.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert named in the registration statement of which this prospectus forms a part as having prepared or certified any part thereof (or is named as having prepared or certified a report or valuation for use in connection with such registration statement) or counsel named in this prospectus as having given an opinion upon the validity of the securities being offered pursuant to this prospectus or upon other legal matters in connection with the registration or offering such securities was employed for such purpose on a contingency basis. Also, at the time of such preparation, certification or opinion or at any time thereafter, through the date of effectiveness of such registration statement or that part of such registration statement to which such preparation, certification or opinion relates, no such person had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in our company. Nor was any such person connected with our company as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Commission allows us to “incorporate by reference” information from other documents that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede information contained in documents filed earlier with the Commission or contained in this prospectus and the registration statement of which this prospectus is a part.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the Commission:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the Commission on March 30, 2026;
•	Our Current Reports on Form 8-K or Form 8-K/A, as applicable, filed on January 20, 2026, February 9, 2026, February 23, 2026, March 4, 2026, March 11, 2026, March 13, 2026, March 20, 2026, and March 25, 2026; and

•	The description of our common stock contained in our registration statement on Form 8-A (File No. 001-41052), filed with the Commission under Section 12(b) of the Exchange Act on November 10, 2021, including any amendments or reports filed for the purpose of updating such description, and Exhibit 4.4 to the Company’s Annual Report on Form 10-K filed with the Commission on March 31, 2022.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made (i) on or after the date of the initial filing of the registration statement of which this prospectus forms a part and prior to effectiveness of such registration statement, and (ii) on or after the date of this prospectus but prior to the termination of the offering (i.e., until the earlier of the date on which all of the securities registered hereunder have been sold or the registration statement of which this prospectus forms a part has been withdrawn). Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the Commission that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

We will furnish without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits that are specifically incorporated by reference into such documents. You should direct any requests for documents to:

Tivic Health Systems, Inc.

Attention: Corporate Secretary

1305 E. Houston Street, Building 1, Suite 311

San Antonio, Texas 78205

You may also access these documents, free of charge, on the Commission’s website at www.sec.gov or on our website at https://ir.tivichealth.com/. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus or the registration statement of which this prospectus is a part.

In accordance with Rule 412 of the Securities Act, any statement contained in a document incorporated by reference herein shall be deemed modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

You should rely only on information contained in, or incorporated by reference into, this prospectus and the registration statement of which this prospectus is a part. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference into this prospectus. The Selling Stockholder is not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such an offer or solicitation.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by the Selling Stockholder hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the securities offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the website is www.sec.gov.

We are subject to the periodic reporting requirements of the Exchange Act, and we file periodic reports, proxy statements and other information with the Commission. These periodic reports, proxy statements and other information are available on the website of the Commission referred to above. We also maintain a website at www.tivichealth.com. You may access these materials at our corporate website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the Commission. Information contained on our corporate website is not a part of this prospectus and the inclusion of our corporate website address in this prospectus is an inactive textual reference only.

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Shares of Common Stock

PRELIMINARY PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder. All of the amounts shown are estimates, except for the Securities and Exchange Commission (the “Commission”) registration fee.

Amount to be Paid
Commission Registration Fee	$	*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

*To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation, as amended (our “Charter”), and amended and restated bylaws, as amended (our “Bylaws”) that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of laws;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our Charter authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

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As permitted by Section 145 of the Delaware General Corporation Law, our Bylaws will provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our Bylaws are not exclusive.

Our Charter provides that we will indemnify each person who was or is a party, or is or was threatened to be made a party, to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our Charter provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

The above discussion of our Charter, Bylaws and Delaware law is not intended to be exhaustive and is respectively qualified in its entirety by such Charter, Bylaws and applicable Delaware law.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain standard policies of insurance that provide coverage for certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

To the extent that our directors and officers are indemnified under the provisions contained in our Charter, Bylaws, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

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ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

All share and per share data from the period prior to August 23, 2023 included in this Item 15 has been retrospectively adjusted to reflect the 1-for-100 reverse stock split of our issued and outstanding common stock, which was effected on August 23, 2023, and all share and per share date from the period prior to March 7, 2025 included in this Item 15 has been retrospectively adjusted to reflect the 1-for-17 reverse stock split of our issued and outstanding common stock, which was effected on March 7, 2025.

Warrants

On July 11, 2023, we issued warrants to purchase an aggregate of 765 shares of our common stock to a placement agent as partial consideration for services provided to the Company in connection with the registered public offering that closed on the same day. The warrants have a term of five years from the commencement of sales under the offering, are exercisable commencing six months from closing, and have an exercise price of $112.20 per share of common stock.

On July 19, 2023, we issued warrants to purchase an aggregate of 1,206 shares of our common stock to a placement agent as partial consideration for services provided to the Company in connection with the registered public offering that closed on the same day. The warrants have a term of five years from the commencement of sales under the offering, are exercisable commencing six months from closing, and have an exercise price of $81.60 per share of common stock.

On August 9, 2023, we issued warrants to purchase an aggregate of 781 shares of our common stock to a placement agent as partial consideration for services provided to the Company in connection with the registered public offering that closed on the same day. The warrants have a term of five years from the commencement of sales under the offering, are exercisable commencing six months from closing, and have an exercise price of $83.64 per share of common stock.

Exclusive License Agreement – Statera

On February 11, 2025, we entered into an Exclusive License Agreement (the “Statera License Agreement”) with Statera Biopharma, Inc. (“Statera”), pursuant to which we acquired a worldwide license to Entolimod as it relates to the acute radiation syndrome and an option to acquire additional licenses to certain other indications for Entolimod. As consideration for the licensed rights, we (i) paid Statera $300,000 in cash and (ii) issued Statera an aggregate of (x) 945,785 shares of common stock and (y) 359.6691 shares of our Series A Non-Voting Convertible Preferred Stock (“Series A Preferred”), for an aggregate price of approximately $1.2 million. We also entered into a securities purchase agreement with Statera on the same date in connection with the issuance of such shares.

On March 31, 2025, we exercised our right under the Statera License Agreement to acquire the exclusive worldwide license to the neutropenia indication for Entolimod. In connection therewith, and pursuant to the terms of a purchase agreement and a securities purchase agreement entered into with Statera and Avenue Venture Opportunities Fund, L.P. (“Avenue”) on March 31, 2025 in connection therewith, we issued to Statera and Avenue an aggregate of (i) 55,704 shares of our common stock and (ii) 131.1267 shares of Series A Preferred as consideration for a milestone payment under the terms of the Statera License Agreement.

Restricted Stock Grants

On February 18, 2025, we issued 35,295 restricted stock units (the “Inducement Grant”) to Michael Handley as an inducement material to his entering into employment with us. The restricted stock units shall vest as follows: 25% upon the first anniversary of the grant date and the remaining 75% in equal quarterly installments over the three years thereafter. The Inducement Grant was granted outside of our 2017 Equity Incentive Plan (the “2017 Plan”) and the A&R 2021 Plan in reliance on the employment inducement exemption provided under the Nasdaq Listing Rule 5635(c)(4).

Additionally, in December 2025, as a material inducement to the hiring of an aggregate of 45 new employees in connection with our acquisition of the Scorpius assets, we agreed to grant such employees options to purchase an aggregate of 54,000 shares of our common stock, which options have an exercise price of $2.33, expire ten years from the date of grant, and 25% of which vest upon the first anniversary of the grant date and the remaining 75% of which will vest in equal quarterly installments over the three years thereafter, subject to continuous service. The foregoing option grants were granted outside of the 2017 Plan and the A&R 2021 Plan in reliance on the employment inducement exemption provided under the Nasdaq Listing Rule 5635(c)(4).

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Equity Line of Credit – Mast Hill

On March 18, 2025, we entered into an equity purchase agreement (the “Mast Hill Purchase Agreement”) with Mast Hill Fund, L.P. (“Mast Hill”), pursuant to which we will have the right, but not the obligation, to sell to Mast Hill, and Mast Hill will have the obligation to purchase from us, up to $25 million shares of our common stock from time to time during the term of the Mast Hill Purchase Agreement, subject to certain conditions precedent and limitations. The purchase price for shares that Mast Hill may purchase under the Mast Hill Purchase Agreement will be equal to 95% of the lowest VWAP of our common stock on the Principal Market (as defined in the Mast Hill Purchase Agreement) on any trading day during the pricing period, and the pricing period for each sale of the shares will be the 5 trading days immediately after receipt of the shares by Mast Hill, subject to adjustment as provided in the Mast Hill Purchase Agreement. As consideration for Mast Hill’s commitment to purchase shares under the Purchase Agreement, we issued Mast Hill 29,800 restricted shares of common stock (the “Mast Hill Commitment Shares”) on March 18, 2025. Craft Capital Management LLC (“Craft”) acted as the Company’s placement agent in connection with this transaction. As compensation for such services, we paid Craft a commission of 3.0% of the aggregate gross proceeds from each sale of shares under the Purchase Agreement. To date, in addition to the Mast Hill Commitment Shares, we issued 235,792 shares to Mast Hill under the Mast Hill Purchase Agreement. On December 9, 2025, the Company notified Mast Hill of its election to terminate the Equity Purchase Agreement for convenience. As a result, the Equity Purchase Agreement terminated on December 9, 2025.

Preferred Stock and Note Financings

On April 29, 2025, we entered into a securities purchase agreement (the “Helena Purchase Agreement”) with Helena Global Investment Opportunities 1 Ltd. (“Helena”), pursuant to which, subject to the conditions set forth therein, we agreed to sell to Helena, and Helena agreed to purchase from us, up to 8,400 shares of our Series B Non-Voting Convertible Preferred Stock (“Series B Preferred”) and warrants to purchase shares of our common stock for a total purchase price of up to $8,400,000 (the “Series B Preferred Offering”) in a series of up to six separate tranche closings (each, a “Series B Tranche Closing”). As of December 9, 2025, we had completed four of the six tranche closings contemplated by the Helena Purchase Agreement. On December 9, 2025, Helena assigned the Helena Purchase Agreement, including all of its rights and obligations thereunder, to 3i, LP (“3i”), and 3i purchased all of the outstanding shares of Series B Preferred from Helena. In addition, on December 9, 2025, the Company and 3i entered into the Amendment to Securities Purchase Agreement (the “Series B Amendment” and together with the Helena Purchase Agreement, the “Series B Preferred Purchase Agreement”), which provided, among other things, that the Board shall take all necessary action to lower the applicable Series B Floor Price (as defined below) to $0.39 per share from $1.294 per share. As amended, the Series B Preferred Purchase Agreement provides that the purchase of shares of Series B Preferred thereunder shall be conducted through six separate Series B Tranche Closings, pursuant to which, subject to satisfaction of the applicable closing conditions set forth in the Series B Preferred Purchase Agreement, we shall sell and issue 3i up to an aggregate of 8,400 shares of Series B Preferred as follows: (i) 700 shares of Series B Preferred, for $700,000, in the initial Series B Tranche Closing, which shall be consummated upon effectiveness of the registration statement required to be filed in connection with the transaction; (ii) 700 shares of Series B Preferred, for $700,000, in the second Series B Tranche Closing, which shall be consummated 10 trading days after the initial Series B Tranche Closing; (iii) 1,750 shares of Series B Preferred, for $1,750,000, in the third Series B Tranche Closing, which shall be consummated 20 trading days after the second Series B Tranche Closing; (iv) 1,750 shares of Series B Preferred, for $1,750,000, in the fourth Series B Tranche Closing, which shall be consummated 20 trading days after the third Series B Tranche Closing; (v) the fifth Series B Tranche Closing will be consummated on the third trading day following delivery by 3i of a Purchaser Closing Notice (as defined below) to the Company with respect to such Tranche; and (vi) the final Series B Tranche Closing will be consummated on the third trading day following delivery by 3i of a Purchaser Closing Notice to the Company with respect to such Tranche. “Purchaser Closing Notice” means a written notice delivered to the Company by 3i indicating the applicable Series B Tranche Closing Date (as defined below), together with the number of Preferred Shares and Warrants and the Tranche Purchase Price for the applicable Tranche. The date on which a Series B Tranche Closing occurs is referred to herein as a “Series B Tranche Closing Date.”

In addition to the shares of Series B Preferred to be sold and issued to 3i in the Series B Preferred Offering, at each Series B Tranche Closing we shall also issue 3i a warrant to purchase that number of shares of common stock equal to 30% of shares of common stock issuable upon conversion in full of the shares of Series B Preferred issued at the same Series B Tranche Closing. Each warrant shall be immediately exercisable (subject to certain beneficial ownership limitations and receipt of stockholder approval, as required thereby), expire five years from the date of issuance, and have an initial exercise price equal to the average closing price of our common stock during the prior five trading days preceding each Series B Tranche Closing (as may be adjusted for stock dividends, subdivisions, or combinations in the manner described in the Warrant). In the event that warrants issued to 3i in a subsequent Series B Tranche Closing have a lower exercise price than those warrants held by 3i as of such later Series B Tranche Closing, immediately after the Tranche Closing the exercise price of all outstanding warrants held by 3i shall automatically be reduced to equal such lower exercise price of the warrants issued in such Series B Tranche Closing. Craft acted as placement agent to the Company in connection with the Series B Preferred Offering, and as consideration for services rendered by Craft, we shall pay Craft a cash fee equal to eight percent of any such funds received by us from 3i pursuant to the Series B Preferred Purchase Agreement. To date, we have not issued any shares of Series B Preferred or warrants to 3i under the Series B Preferred Purchase Agreement.

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On December 9, 2025, we entered into a Securities Purchase Agreement (the “Note Purchase Agreement”) with 3i, pursuant to which we agreed to issue, in a private placement, upon the satisfaction of certain conditions specified in the Note Purchase Agreement, a senior secured convertible note (the “Note”) in the principal amount of $16,253,147.10 and a warrant (the “Note Offering Warrant”) to purchase up to an aggregate of 4,553,213 shares of our common stock to 3i for an aggregate purchase price of $16,253,147.10 (the “Note Offering”). The Note is convertible in part or in whole, at the option of the holder, at any time, into such number of shares of our common stock equal to the sum of the principal amount of the Note, plus all accrued and unpaid interest, plus any Make-Whole Amount (as defined in the Note), plus any unpaid late charges (the “Holder Conversion Amount”) at a conversion price equal to $2.2310 (the “Conversion Price”), subject to adjustment for any stock splits, stock dividends, recapitalizations and similar events and subject to an Exchange Cap and other limitations; provided, however, that if at any time while the Note is outstanding, we sell or grant any options to purchase or sells or issues shares of our common stock or common stock equivalents at a price below the Conversion Price then in effect (such lower price, the “Base Conversion Price”), then the Conversion Price shall be lowered to such Base Conversion Price. Notwithstanding the foregoing, subject to the terms of the Note, at any time after the effective date of a registration statement covering the shares of common stock issuable upon conversion of the Note (the “Note Conversion Shares”) and shares of common stock issuable upon exercise of the Note Offering Warrants (the “Note Offering Warrant Shares”), the holder shall be entitled to convert all or any portion of the unpaid Holder Conversion Amount not exceeding $750,000 (or a higher amount mutually agreed upon by the Company and the holder) per calendar month into Conversion Shares at a conversion price equal to 97% of the lowest VWAP of the shares of our common stock during the ten consecutive trading day period ending and including the trading day immediately prior to the conversion date, provided that the Alternative Conversion Price may not be below $0.39 (the “Note Floor Price”). If the Alternative Conversion Price is below the Note Floor Price, then in addition to the issuance of the Note Conversion Shares, we shall pay the holder cash as a true-up in accordance with the Note. All conversions are subject to certain beneficial ownership limitations, as set forth in the Note. The Note Offering Warrant shall be immediately exercisable (subject to certain beneficial ownership limitations and stockholder approval of the waiver of the Exchange Cap), expire five years from the date of issuance, and have an exercise price equal to $2.2310 (as may be adjusted for stock dividends, subdivisions, or combinations in the manner described in the Note Offering Warrant). The Note Offering Warrant provides for cashless exercise under certain circumstances. All exercises are subject to certain beneficial ownership limitations, as set forth in the Note Offering Warrant.

On December 9, 2025, we entered into a Securities Purchase Agreement (the “Series C Preferred Purchase Agreement”) with certain institutional investors (collectively, the “Series C Preferred Offering Investors”), pursuant to which, subject to the conditions set forth therein, we agreed to sell to the Series C Preferred Offering Investors, and the Series C Preferred Offering Investors agreed to purchase from us, up to 75,000 shares of our newly designated Series C Non-Voting Convertible Preferred Stock (“Series C Preferred Stock”) and warrants to purchase shares of our common stock for a total purchase price of up to $75,000,000 (the “Series C Preferred Offering”) in several tranche closings (each, a “Series C Tranche Closing”).

The Series C Preferred Purchase Agreement provides that the Series C Preferred Offering shall be conducted through a series of separate Series C Tranche Closings pursuant to which, subject to satisfaction of the applicable closing conditions set forth in the Series C Preferred Purchase Agreement, the Company shall sell and issue the Series C Preferred Offering Investors up to an aggregate of 75,000 shares of Series C Preferred Stock, at a price of $1,000 per share, as follows: (i) 12,000 shares of Series C Preferred Stock, for $12,000,000 in gross proceeds to the Company, in the initial Series C Tranche Closing, which was consummated on December 10, 2025; (ii) 6,000 shares of Series C Preferred Stock, for $6,000,000 in gross proceeds to the Company, in the second Series C Tranche Closing, which shall be consummated three business days after the Second Tranche Closing Conditions (as defined below) have been satisfied or waived; and (iii) up to an aggregate of 57,000 shares of Series C Preferred Stock, for an aggregate of up to $57,000,000 in a series of subsequent Series C Tranche Closings (each a “Subsequent Tranche Closing,” and together the “Subsequent Tranche Closings”), which shall be consummated when the Subsequent Tranche Closing Conditions (as defined in the Preferred Purchase Agreement) have been satisfied or waived, including but not limited to that the aggregate stated value of the Series C Preferred Stock outstanding does not exceed $3,000,000 and certain additional volume and price conditions are met.

The Tumim Transaction

On February 6, 2026, we entered into a common stock purchase agreement (the “Purchase Agreement”) with Tumim Stone Capital, LLC (“Tumim”), pursuant to which we will have the right, but not the obligation, to sell to Tumim, and Tumim will have the obligation to purchase from us, up to the lesser of: (a) $50,000,000 of newly issued shares of our common stock, and (b) the Exchange Cap (as defined below), from time to time, at our sole discretion (each such sale, a “VWAP Purchase”) by delivering an irrevocable written notice to the Investor (each such notice, a “VWAP Purchase Notice”), during the term of the Purchase Agreement, subject to certain conditions precedent and limitations.

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The shares of common stock purchased pursuant to a VWAP Purchase (the “Tumim Shares”) will be purchased at the VWAP Purchase Price (as defined in the Purchase Agreement), which will be determined pursuant to a formula set forth in the Purchase Agreement. If the Company elects to use a one-trading-day valuation period in the VWAP Purchase Notice (the “One-Day Valuation Period”), the VWAP Purchase Price under the Purchase Agreement will be equal to 97% of the volume-weighted average price (“VWAP”) of our common stock on the one trading day during such One-Day Valuation Period, subject to adjustment as provided in the Purchase Agreement, following receipt of the Tumim Shares by the Investor. If the Company elects to use a One-Day Valuation Period to determine the VWAP Purchase Price in the VWAP Purchase Notice, such VWAP Purchase Notice shall direct the Investor to purchase Tumim Shares in an amount not to exceed the lesser of (i) 15% of the daily trading volume of the common stock on the VWAP Purchase Exercise Date (as defined in the Purchase Agreement), or (ii) the quotient (rounded to the nearest whole number) obtained by dividing (x) $1,000,000 by (y) the VWAP on the VWAP Purchase Exercise Date (in each case to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction during the applicable period). If the Company elects to use a three-trading-day valuation period in the VWAP Purchase Notice (the “Three-Day Valuation Period”), the VWAP Purchase Price under the Purchase Agreement will be equal to 95% of the lowest daily VWAP of our common stock on any trading day during such Three-Day Valuation Period, subject to adjustment as provided in the Purchase Agreement, following receipt of the Tumim Shares by Tumim. If the Company elects to use a Three-Day Valuation Period to determine the VWAP Purchase Price in the VWAP Purchase Notice, such VWAP Purchase Notice shall direct Tumim to purchase Tumim Shares in an amount not to exceed the lesser of (i) 40% of the daily trading volume of the common stock on the VWAP Purchase Exercise Date, or (ii) the quotient (rounded to the nearest whole number) obtained by dividing (x) $2,500,000 by (y) the VWAP on the VWAP Purchase Exercise Date (in each case to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction during the applicable period.

As consideration for Tumim’s commitment to purchase shares under the Purchase Agreement, we issued the Commitment Pre-Funded Warrant. To date, we have not issued or sold any shares to Tumim under the Purchase Agreement.

Applicable Exemptions

Except as otherwise indicated above, no underwriters were used in the foregoing transactions, and no underwriting discounts or commissions were paid for the transactions described in this item. All sales of securities described in this item were exempt from the registration requirements of the Securities Act in reliance on Section 4(a)(2) of the Securities Act, and/or Rule 701, Regulation D or Regulation S promulgated under the Securities Act. All of the foregoing securities, including the shares of our common stock issuable upon exercise of warrants and conversion of preferred stock, are, or will be the extent that they have not yet been issued, deemed restricted securities for purposes of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

The registrant has filed the exhibits listed on the accompanying Exhibit Index of this registration statement.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements, or in the notes thereto, provided in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025, incorporated herein by reference.

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ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those subparagraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and;

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;

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(5) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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EXHIBIT INDEX

		Incorporated	Filing	Filed Herewith
		by Reference	Date
Exhibit Number	Exhibit Description	(Form Type)

1.1	Form of Equity Distribution Agreement, by and between Tivic Health Systems, Inc. and Maxim Group LLC, dated September 13, 2024.	8-K	9/13/2024

2.1	Asset Purchase Agreement and Secured Bill of Sale, by and between Tivic Health Systems, Inc. and 3i, LP, dated December 9, 2025.	8-K	12/11/2025

3.1	Amended and Restated Certificate of Incorporation, dated November 12, 2021.	8-K	11/15/2021

3.2	Amended and Restated Bylaws, dated November 12, 2021.	8-K	11/15/2021

3.3	Certificate of Amendment to the Amended and Restated Bylaws of the Company, dated July 5, 2023.	8-K	7/6/2023

3.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Tivic Health Systems, Inc., filed August 21, 2023 (effective August 23, 2023).	8-K	8/22/2023

3.5	Certificate of Designation of Series A Non-Voting Convertible Preferred Stock of Tivic Health Systems, Inc., dated February 10, 2025.	8-K	2/12/2025

3.6	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Tivic Health Systems, Inc., filed March 4, 2025 (effective March 7, 2025).	8-K	3/5/2025

3.7	Certificate of Designation of Series B Non-Voting Convertible Preferred Stock of Tivic Health Systems, Inc., dated April 29, 2025.	8-K	5/2/2025

3.8	Certificate of Designation of Series C Non-Voting Convertible Preferred Stock of Tivic Health Systems, Inc., dated December 9, 2025.	8-K	12/11/2025

4.1	Specimen Stock Certificate.	S-1/A	9/9/2021

4.2	Form of Representative’s Warrant (IPO).	S-1/A	9/9/2021

4.3	Warrant to Purchase Common Stock issued to Hannover International, Inc., dated July 1, 2021.	S-1/A	10/29/2021

4.4	Description of Securities.	10-K	3/31/2022

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4.5	Form of Representative’s Warrant (February 2023 offering).	8-K	2/13/2023

4.6	Placement Agent Warrant, dated July 11, 2023.	8-K	7/11/2023

4.7	Placement Agent Warrant, dated July 19, 2023.	8-K	7/19/2023

4.8	Placement Agent Warrant, dated August 9, 2023.	8-K	8/9/2023

4.9	Form of Series A Warrant, dated May 13, 2024.	8-K	5/13/2024

4.1	Form of Series B Warrant, dated May 13, 2024.	8-K	5/13/2024

4.11	Placement Agent Warrant, dated May 13, 2024.	8-K	5/13/2024

4.12	Warrant Agency Agreement, dated May 13, 2024, by and between Tivic Health Systems, Inc. and Equiniti Trust Company, LLC.	8-K	5/13/2024

4.13	Form of Warrant (Helena Global Investment Opportunities 1 Ltd.).	8-K	5/2/2025

4.14	Form of Placement Agent Warrant (Craft Capital Management LLC).	S-1/A	7/25/2025

4.15	Form of Common Stock Purchase Warrant (Note Offering).	8-K	12/11/2025

4.16	Form of Common Stock Purchase Warrant (Preferred Offering).	8-K	12/11/2025

4.17	Form of Pre-Funded Warrant.	8-K	2/9/2026

5.1*	Opinion of Snell & Wilmer L.L.P.

10.1(a)#	2017 Equity Incentive Plan, as amended, dated April 13, 2017.	S-1	8/3/2021

10.1(b)#	Form Agreements under 2017 Equity Incentive Plan.	S-1	8/3/2021

10.2(a)#	Tivic Health Systems, Inc. Amended and Restated 2021 Equity Incentive Plan, dated August 9, 2024.	8-K	8/13/2024

10.2(b)#	First Amendment to Tivic Health Systems, Inc. Amended and Restated 2021 Equity Incentive Plan, dated June 30, 2025.	8-K	7/7/2025

10.2(c)#	Form Agreements under 2021 Equity Incentive Plan.	S-1/A	9/9/2021

10.3#	Form of Restricted Stock Purchase Agreement.	S-1/A	9/9/2021

10.4#	Form of Indemnification Agreement for directors and officers.	S-1/A	9/9/2021

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10.5†	Letter Agreement, between Tivic Health Systems, Inc. and Future Electronics Corp., dated April 6, 2020.	S-1/A	9/9/2021

10.6†	Form of United States Special Product Agreement for Bonded Inventory, between Tivic Health Systems, Inc. and Future Electronics Corp.	S-1/A	9/9/2021

10.7†	Manufacturing Agreement, between Tivic Health Systems, Inc. and Microart Services, Inc., dated October 21, 2022.	8-K	10/25/2022

10.8†	Fulfillment Services Agreement, between Tivic Health Systems, Inc. and ALOM Technologies Corporation, dated November 25, 2022.	8-K	12/1/2022

10.9	Form of Securities Purchase Agreement, dated July 10, 2023, by and between Tivic Health Systems, Inc. and the investors party thereto.	8-K	7/11/2023

10.1	Form of Securities Purchase Agreement, dated July 14, 2023, by and between Tivic Health Systems, Inc. and the investors party thereto.	8-K	7/11/2023

10.11	Form of Securities Purchase Agreement, dated August 6, 2023, by and between Tivic Health Systems, Inc. and the investors party thereto.	8-K	8/9/2023

10.12	Amendment #1 to Fulfillment Services Agreement, between Tivic Health Systems, Inc. and ALOM Technologies Corporation, dated March 5, 2024.	10-K	3/25/2024

10.13	Form of Securities Purchase Agreement, dated May 9, 2024, by and between Tivic Health Systems, Inc. and the investors party thereto.	8-K	5/13/2024

10.14†	Collaboration and Research Support Agreement, dated May 17, 2024, by and between Tivic Health Systems, Inc. and The Feinstein Institutes for Medical Research.	8-K	5/22/2024

10.15†	Exclusive License Agreement, dated February 11, 2025, by and between the Tivic Health Systems, Inc. and Statera Biopharma, Inc.	8-K	2/12/2025

10.16	Amended and Restated Exclusive License Agreement, by and between Tivic Health Systems, Inc. and Statera Biopharma, Inc., dated June 18, 2025.	8-K/A	6/25/2025

10.17	Securities Purchase Agreement, dated February 11, 2025, by and between Tivic Health Systems, Inc. and Statera Biopharma, Inc.	8-K	2/12/2025

10.18#	Executive Employment Agreement, by and between Tivic Health Systems, Inc. and Michael Handley, dated February 18, 2025.	8-K	2/24/2025

10.19	Equity Purchase Agreement, by and between Tivic Health Systems, Inc. and Mast Hill Fund, L.P., dated March 18, 2025.	8-K	3/21/2025

10.2	Registration Rights Agreement, by and between Tivic Health Systems, Inc. and Mast Hill Fund, L.P., dated March 21, 2025.	8-K	3/21/2025

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10.21	Securities Purchase Agreement, by and between Tivic Health Systems, Inc. and Helena Global Investment Opportunities 1 Ltd., dated April 29, 2025.	8-K	5/2/2025

10.22	Registration Rights Agreement, by and between Tivic Health Systems, Inc. and Helena Global Investment Opportunities 1 Ltd., dated April 29, 2025.	8-K	5/2/2025

10.23†	Statement of Work, by and between Tivic Health Systems, Inc. and Scorpius BioManufacturing, Inc., dated May 9, 2025.	10-Q	5/15/2025

10.24#	Executive Employment Agreement, by and between Tivic Health Systems, Inc. and Lisa Wolf, dated July 7, 2025.	8-K	7/7/2025

10.25#	Executive Employment Agreement, by and between Tivic Health Systems, Inc. and Jennifer Ernst, dated October 8, 2025.	8-K	10/15/2025

10.26	Securities Purchase Agreement (Note Offering), by and between Tivic Health Systems, Inc. and 3i, LP, dated December 9, 2025.	8-K	12/11/2025

10.27	Senior Secured Convertible Note, by and between Tivic Health Systems, Inc. and 3i, LP, dated December 10, 2025.	8-K	12/11/2025

10.28	Security Agreement, by and between Tivic Health Systems, Inc. and 3i, LP, dated December 9, 2025.	8-K	12/11/2025

10.29	Registration Rights Agreement (Note Offering), by and between Tivic Health Systems, Inc. and 3i, LP, dated December 9, 2025.	8-K	12/11/2025

10.3	Form of Securities Purchase Agreement (Preferred Offering), by and between Tivic Health Systems, Inc. and certain institutional investors, dated December 9, 2025.	8-K	12/11/2025

10.31	Form of Registration Rights Agreement (Preferred Offering), by and between Tivic Health Systems, Inc. and certain institutional investors, dated December 9, 2025.	8-K	12/11/2025

10.32	Amendment to Securities Purchase Agreement, by and between Tivic Health Systems, Inc. and 3i, LP, dated December 9, 2025.	8-K	12/11/2025

10.33	Common Stock Purchase Agreement, by and between Tivic Health Systems, Inc. and Tumim Stone Capital, LLC, dated February 6, 2026.	8-K	2/9/2026

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10.34	Registration Rights Agreement, by and between Tivic Health Systems, Inc. and Tumim Stone Capital, LLC, dated February 6, 2026.	8-K	2/9/2026

10.35#	Separation Agreement by and between Tivic Health Systems, Inc. and Jennifer Ernst, dated March 3, 2026.	8-K	3/4/2026

10.36	Building Lease Agreement by and between Velocity Bioworks, Inc. and TPB Merchants Ice LLC, signed March 13, 2026.	8-K	3/13/2026
10.37	Lease by and between Velocity Bioworks, Inc. and Merchants Ice II, LLC, signed March 9, 2026.	8-K	3/13/2026

10.38	Sublease by and among Velocity Bioworks, Inc., Texas Research and Technology Foundation, and TPB Merchants Ice LLC, signed March 13, 2026.	8-K	3/13/2026

23.1*	Consent of Rosenberg Rich Baker Berman, P.A.

23.2*	Consent of Snell & Wilmer LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page to the Registration Statement).

107*	Filing Fee Table.

# Indicates management contract or compensatory plan.

* To be filed by amendment

† Portions of the exhibit, marked by brackets, have been omitted because the omitted information (i) is not material and (ii) would likely cause competitive harm if publicly disclosed.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on           , 2026.

TIVIC HEALTH SYSTEMS, INC.

By:
Michael K. Handley
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael K. Handley and Lisa Wolf, and each of them, as their true and lawful attorneys-in-fact and agent with full power of substitution, for each of them in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy, and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	TITLE	DATE

	Chief Executive Officer and Director	, 2026
Michael K. Handley	(Principal Executive Officer)

	Chief Financial Officer	, 2026
Lisa Wolf	(Principal Financial and Accounting Officer)

	Chair of the Board of Directors	, 2026
Sheryle Bolton

	Director	, 2026
Christina Valauri

	Director	, 2026
Dean Zikria

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